UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            NOBLE INTERNATIONAL, LTD.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    655053106
                                 (CUSIP Number)


Alan S. Parsow                with a copy to         David L. Hefflinger
General Partner                                      McGrath, North, Mullin
Elkhorn Partners Limited Partnership                   & Kratz,P.C.
P.O. Box 818                                         1400 One Central Park Plaza
Elkhorn, NE  68022                                   Omaha, NE 68102
(402) 289-3217                                       (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               September 21, 2001
             (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 655053106                      13D                   Page 2 of 4 Pages

         1.       Name of Reporting Person
                  SS or IRS Identification Number of Above Person

                  Elkhorn Partners Limited Partnership / 47-0721875

         2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)                       / /      (b)

         3.       SEC Use Only

         4.       Source of Funds

                  WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  / /

         6.       Citizenship or Place of Organization

                  Nebraska

                                           7. Sole Voting Power

                                              358,000 Shares
                  Number of
                  Shares                   8. Shared Voting Power
                  Beneficially
                  Owned by                    0
                  Reporting
                  Person                   9. Sole Dispositive Power
                  With
                                              358,000 Shares

                                          10. Shared Dispositive Power

                                              0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  358,000 Shares

         12.      Check Box if Aggregate Amount in Row 11 Excludes Certain
                  Shares

                  / /

         13.      Percent of Class Represented by Amount in Row 11

                  Approximately 5.4% of voting securities

         14.      Type of Reporting Person

                  PN

CUSIP NO. 655053106                     13D                    Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.

     The securities to which this Schedule 13D relates are shares of common stock of Noble International, Ltd. ("Noble International"), whose principal executive offices are located at 20101 Hoover Road, Detroit, Michigan 48205. Elkhorn Partners Limited Partnership (the "Partnership") is the entity making this filing.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Schedule 13D is being filed by the Partnership. The sole general partner of the Partnership is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of the Partnership consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

     (d)-(e) Neither the Partnership nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Partnership has acquired Noble International common stock through open market purchases. The purchase price was obtained from the Partnership's working capital and from margin account borrowings from brokers.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Partnership has acquired the Noble International common shares as an investment. The Partnership intends to review on a continuing basis its investment in the Noble International common stock, Noble International's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnership may purchase additional Noble International common shares either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnership may dispose of the Noble International common stock it presently owns or hereafter acquires either in the open market, in privately negotiated transactions, or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) From September 21, 2001 to October 25, 2001, the Partnership continuously owned 358,000 shares of Noble International common stock. The Noble International Form 10-Q for the quarter ended June 30, 2001 reported that there were outstanding 6,609,019 shares of Noble International common stock as of June 30, 2001. Based on this number, the Partnership owns approximately 5.4% of the Noble International common stock.

     (c) During the past 60 days, the Partnership purchased 20,500 shares of Noble International common stock, in open market transactions, at prices ranging from $4.85 to $6.33 per share. These purchases occurred on or before September 21, 2001.

CUSIP NO. 655053106                   13D                      Page 4 of 4 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither the Partnership nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Noble International including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.



                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  October 25, 2001


Elkhorn Partners Limited Partnership


By:       /s/ Alan S. Parsow
      ________________________________
      Alan S. Parsow
      General Partner